UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMERISOURCEBERGEN CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Jan Stern Reed

Senior Vice President, General Counsel and Corporate Secretary

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Alan L. Dye, Esq.

Hogan Lovells US LLP

555 Thirteenth Street, N.W.

Washington, D.C. 20004

(202) 637-5600 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Pharmacy Strategies, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Bond Drug Company of Illinois, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Eastern Co., Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Arizona Drug Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Hastings Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nebraska
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Co.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus the 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Luxembourg S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions UK Holdco 7 Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Acquisitions Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots International Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions UK Topco Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person AB Acquisitions Luxco 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Alliance Boots GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Swiss International GmbH
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen International S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Bermuda GP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 3 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance Scottish LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Scotland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA 1 Scottish LLP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Scotland
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) PN

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 2 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Superior Luxco 1 S.à r.l.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Investments Luxembourg SCS
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen International Investments LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

13D

CUSIP No. 03073E105

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreen Investments Co
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0% *
14	Type of Reporting Person (See Instructions) CO

13D

CUSIP No. 03073E105

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 34,157,955
	9	Sole Dispositive Power
	10	Shared Dispositive Power 34,157,955
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,157,955
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.96%*
14	Type of Reporting Person (See Instructions) HC, CO

*	This calculation is based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015 (as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 24, 2015), plus 22,696,912 shares of Common Stock issuable upon the exercise of warrants (Warrant 1) that may be deemed to be beneficially owned by the Reporting Person that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of AmerisourceBergen Corporation, a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2014, as amended by Amendment No. 1 thereto filed with the SEC on January 16, 2015. Terms used but not defined in this Amendment No. 2 have the respective meanings given to such terms in the original Schedule 13D, as amended by Amendment No. 1 thereto.

Explanatory Note

This Amendment No. 2 is being filed because, pursuant to Rule 13d-3(d) under the Exchange Act, shares underlying warrants that become exercisable within 60 days are deemed beneficially owned for purposes of Section 13(d) of the Exchange Act and, as previously disclosed in the Schedule 13D, Warrant 1 will by its terms become exercisable in March 2016. Accordingly, pursuant to Rule 13d-3(d) under the Exchange Act, certain of the Reporting Persons may, as disclosed herein, be deemed to be the beneficial owner of the shares of Common Stock underlying Warrant 1 (in addition to their previously-reported beneficial ownership) as of the filing of this Amendment No. 2. This Amendment No. 2 also reflects the completion of an internal reorganization of certain subsidiaries of Walgreens Boots Alliance, Inc., a Delaware corporation (“WBA”), and the transfer of certain securities of the Issuer between wholly-owned subsidiaries of WBA in accordance with the Framework Agreement and related agreements.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

This Amendment No. 2 is being filed by: (i) Walgreens Boots Alliance Holdings LLC, a Delaware limited liability company (“WBA Holdings”) (f/k/a WAB Holdings LLC); (ii) Walgreens Pharmacy Strategies, LLC, an Illinois limited liability company (“WPS”); (iii) Bond Drug Company of Illinois, LLC, an Illinois limited liability company (“Bond Drug”); (iv) Walgreen Eastern Co., Inc., a New York corporation (“WEC”); (v) Walgreen Arizona Drug Co., an Arizona corporation (“WADC”); (vi) Walgreen Hastings Co., a Nebraska corporation (“WHC”); (vii) Walgreen Co., an Illinois corporation (“Walgreen”); (viii) Alliance Boots Luxembourg S.à r.l, a Luxembourg société à responsabilité limitée (limited liability company) (“AB Luxembourg”); (ix) Alliance Boots Holdings Limited, a private limited liability company organized under the laws of England and Wales (“AB Holdings”); (x) AB Acquisitions UK Holdco 7 Limited, a private limited liability company organized under the laws of England and Wales (“AB UK Holdco 7”); (xi) Superior Acquisitions Limited, a private limited liability company organized under the laws of England and Wales (“Superior Acquisitions”) (f/k/a AB Acquisitions Limited); (xii) Alliance Boots International Limited, a private limited liability company organized under the laws of England and Wales (“AB International”); (xiii) Alliance Boots Limited, a private limited liability company organized under the laws of England and Wales (“AB Limited”); (xiv) AB Acquisitions UK Topco Limited, a private limited liability company organized under the laws of England and Wales (“AB UK Topco”); (xv) AB Acquisitions Luxco 1 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“AB Luxco 1”); (xvi) Alliance Boots GmbH, a Swiss Gesellschaft mit beschränkter Haftung (limited liability company) (“Alliance Boots”); (xvii) Walgreen Swiss International GmbH, a Swiss Gesellschaft mit beschränkter Haftung (limited liability company) (“Walgreen Swiss”); (xviii) Superior Holdings Limited, a private limited liability company organized under the laws of England and Wales (“Superior”) (f/k/a Ontario Holdings WBA Limited); (xix) Walgreen International S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Walgreen International”); (xx) Superior Bermuda GP, a Bermuda General Partnership (“Superior Bermuda”); (xxi) Superior Luxco 3 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 3”); (xxii) Walgreens Boots Alliance Scottish LP, a private limited partnership organized under the laws of Scotland (“WBA Scottish”); (xxiii) WBA 1 Scottish LLP, a private limited liability partnership organized under the laws of Scotland (“WBA Scottish 1”); (xxiv) Superior Luxco 2 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 2”); (xxv) Superior Luxco 1 S.à r.l., a Luxembourg société à responsabilité limitée (limited liability company) (“Superior Luxco 1”); (xxvi) Walgreen Investments Luxembourg SCS, a Luxembourg société en commandite simple (limited partnership) (“Walgreen Investments Lux”); (xxvii) Walgreen International Investments LLC, a Delaware limited liability company (“Walgreen International Investments”); (xxviii) WBA Investments, Inc., a Delaware corporation (“WBA Investments”); (xxix) Walgreen Investments Co, a Delaware corporation (“WIC”); and (xxx) WBA. WBA Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen, AB Luxembourg, AB Holdings, AB UK Holdco, Superior Acquisitions, AB International, AB Limited, AB UK Topco, AB Luxco 1, Alliance Boots, Walgreen Swiss, Superior, Walgreen International, Superior Bermuda, Superior Luxco 3, WBA Scottish, WBA Scottish 1, Superior Luxco 2, Superior Luxco 1, Walgreen Investments Lux, Walgreen International Investments, WBA Investments, WIC and WBA are collectively referred to as the “Reporting Persons.”

WBA Holdings was formed solely for the purpose of investing in the Issuer. All of the outstanding shares of Common Stock reported as beneficially owned by any Reporting Person in this Schedule 13D are held of record by WBA Holdings. In addition, WBA Holdings is the holder of Warrant 1 (as defined in the Schedule 13D) and Warrant 2 (as defined in the Schedule 13D) as of the filing of this Amendment No. 2. WBA Holdings is a direct wholly-owned subsidiary of WPS. WPS is a direct wholly-owned subsidiary of Bond Drug. Bond Drug is a direct wholly-owned subsidiary of WEC. WEC is a direct wholly-owned subsidiary of WADC. WADC is a direct wholly-owned subsidiary of WHC. WHC is a direct wholly-owned subsidiary of Walgreen. Walgreen is a direct wholly-owned subsidiary of WBA. WBA, together with its subsidiaries, including the Reporting Persons, is a global pharmacy-led, health and wellbeing enterprise.

As a result of the completion of an internal reorganization of certain subsidiaries of WBA and the transfer of certain securities of the Issuer between wholly-owned subsidiaries of WBA in accordance with the Framework Agreement and related agreements (collectively, the “internal reorganization”) subsequent to the filing of Amendment No. 1, each of AB Luxembourg, AB Holdings, AB UK Holdco, Superior Acquisitions, AB International, AB Limited, AB UK Topco, AB Luxco 1, Alliance Boots, Walgreen Swiss, Superior, Walgreen International, Superior Bermuda, Superior Luxco 3, WBA Scottish, WBA Scottish 1, Superior Luxco 2, Superior Luxco 1, Walgreen Investments Lux, Walgreen International Investments, WBA Investments and WIC do not beneficially own any of the shares of Common Stock or Warrants held by WBA Holdings as of the filing of this Amendment No. 2 and, accordingly, will not be Reporting Persons in future amendments to this Schedule 13D. In connection with the internal reorganization, the prior interest of AB Luxembourg in WBA Holdings was redeemed by WBA Holdings, WPS exercised the Post-Second Step Call Option (as defined in the Transaction Rights Agreement) and acquired the portion of the Warrants it did not already own, and WPS contributed the Warrants to WBA Holdings, its wholly-owned direct subsidiary. AB Luxembourg is jointly-owned directly by AB Holdings and Walgreen International. AB Holdings is a direct wholly-owned subsidiary of AB UK Holdco 7. AB UK Holdco 7 is a direct wholly-owned subsidiary of Superior Acquisitions. Superior Acquisitions is a direct wholly-owned subsidiary of AB International. AB International is jointly-owned directly by AB Limited and Superior. AB Limited is a direct wholly-owned subsidiary of AB UK Topco. AB UK Topco is a direct wholly-owned subsidiary of AB Luxco 1. AB Luxco 1 is a direct wholly-owned subsidiary of Alliance Boots. Alliance Boots is jointly-owned directly by Walgreen Swiss and Superior. Walgreen Swiss is a direct wholly-owned subsidiary of Superior. Superior is a direct wholly-owned subsidiary of Walgreen International. Walgreen International is a direct wholly-owned subsidiary of Superior Bermuda. Superior Bermuda is jointly-owned directly by Superior Luxco 3 and WBA Scottish. Superior Luxco 3 is a direct wholly-owned subsidiary of WBA Scottish. WBA Scottish is jointly-owned directly by WBA 1 Scottish, Superior Luxco 1 and Superior Luxco 2. WBA 1 Scottish is jointly-owned directly by Superior Luxco 1 and Superior Luxco 2. Superior Luxco 2 is a direct wholly-owned subsidiary of Superior Luxco 1. Superior Luxco 1 is a direct wholly-owned subsidiary of Walgreen Investments Lux. Walgreen Investments Lux is jointly-owned directly by WBA Investments and Walgreen International Investments. Walgreen International Investments is a direct wholly-owned subsidiary of WBA Investments. WBA Investments is a direct wholly-owned subsidiary of WBA. WIC is a direct wholly-owned subsidiary of Walgreen.

The principal business office of WBA Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen International Investments, WBA Investments, Walgreen, WIC and WBA is:

c/o Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015.

The principal business office of AB Luxembourg and AB Luxco 1 is:

59, rue de Rollingergrund

Luxembourg L-2440

Luxembourg.

The principal business office of AB Holdings, AB UK Holdco 7, Superior Acquisitions, AB International, AB Limited, AB UK Topco and Superior is:

Sedley Place, 4th Floor

361 Oxford Street

London W1C 2JL

United Kingdom.

The principal business office of Alliance Boots and Walgreen Swiss is:

Untermattweg 8

3027 Bern

Switzerland.

The principal business office of Walgreen International, Superior Luxco 3, Superior Luxco 2 and Superior Luxco 1 is:

46A, Avenue J.F. Kennedy

Luxembourg, L-1855

Luxembourg.

The principal business office of Superior Bermuda is:

3rd floor, Par La Ville Place

14 Par-la-Ville Rd

Hamilton HM 08, Bermuda.

The principal business office of WBA Scottish and WBA Scottish 1 is:

50 Lothian Road

Festival Square

Edinburgh EH3 9WJ.

The principal business office of Walgreen Investments Lux is:

2, Rue Joseph Hackin

L 1746 Luxembourg City

Luxembourg.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case, of each director and executive officer of the Reporting Persons, as applicable.

During the last five years, each Reporting Person and, to the knowledge of such Reporting Person, each person listed in Annex A with respect to such Reporting Person, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

(a) and (b). The ownership percentages set forth below are based on 205,632,943 shares of Common Stock outstanding as of October 31, 2015, as reported by the Issuer on its Annual Report on Form 10-K for the fiscal year ended September 30, 2015, filed by the Issuer with the SEC on November 24, 2015, plus, where applicable, the number of shares of Common Stock issuable upon the exercise of warrants that may be deemed to be beneficially owned by certain of the Reporting Persons that are exercisable within 60 days of the date of this Amendment No. 2, which shares are deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by the Reporting Person in accordance with Exchange Act Rule 13d-3(d)(1)(i).

WBA Holdings may be deemed to beneficially own 11,461,043 outstanding shares of Common Stock. In addition, WBA Holdings is the holder of Warrant 1, which, as previously disclosed in the Schedule 13D, will by its terms become exercisable in March 2016. Therefore, pursuant to Rule 13d-3(d) under the Exchange Act, the 22,696,912 shares of Common Stock underlying Warrant 1 may be deemed to be beneficially owned by WBA Holdings as of the filing of this Amendment No. 2. As a result, WBA Holdings may be deemed to beneficially own an aggregate of 34,157,955 shares of Common Stock (representing approximately 14.96% of the total number of shares of Common Stock outstanding, assuming the exercise in full of Warrant 1) as of the filing of this Amendment No. 2.

By virtue of relationships reported in Item 2, each of WPS, Bond Drug, WEC, WADC, WHC, Walgreen and WBA may be deemed to share the power to vote or direct to vote or to direct the voting of, and to dispose of or to direct the disposition of and, accordingly, may be deemed to beneficially own the 11,461,043 outstanding shares of Common Stock held by WBA Holdings and the 22,696,912 shares of Common Stock underlying Warrant 1 held by WBA Holdings. As a result of the foregoing, each of WPS, Bond Drug, WEC, WADC, WHC, Walgreen and WBA may be deemed to beneficially own an aggregate of 34,157,955 shares of Common Stock (representing approximately 14.96% of the total number of shares of Common Stock outstanding, assuming the exercise in full of Warrant 1) as of the filing of this Amendment No. 2.

As a result of the completion of the internal reorganization, each of AB Luxembourg, AB Holdings, AB UK Holdco, Superior Acquisitions, AB International, AB Limited, AB UK Topco, AB Luxco 1, Alliance Boots, Walgreen Swiss, Superior, Walgreen International, Superior Bermuda, Superior Luxco 3, WBA Scottish, WBA Scottish 1, Superior Luxco 2, Superior Luxco 1, Walgreen Investments Lux, Walgreen International Investments, WBA Investments and WIC no longer beneficially own any shares of Common Stock of the Issuer as of the filing of this Amendment No. 2.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than WBA Holdings) that it is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c), (d) and (e). The information set forth in the third paragraph of Item 2 of this Amendment No. 2 is incorporated herein by reference. With respect to each Reporting Person, such Reporting Person and, to the knowledge of such Reporting Person, the persons listed in Annex A hereto with respect to such Reporting Person, have not otherwise effected any transaction in shares of Common Stock in the past 60 days.

Other than WBA Holdings, WPS, Bond Drug, WEC, WADC, WHC, Walgreen and WBA and the persons listed in Annex A hereto with respect thereto, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2016

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Dan Morrell
Name:	Dan Morrell
Title:	Manager

By:	/s/ Jason Dubinsky
Name:	Jason Dubinsky
Title:	Manager

By:	/s/ Marco Pagni
Name:	Marco Pagni
Title:	Manager

By:	/s/ Gordon Farquhar
Name:	Gordon Farquhar
Title:	Manager

WALGREENS PHARMACY STRATEGIES, LLC

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

BOND DRUG COMPANY OF ILLINOIS, LLC

By:	/s/ Mark A. Wagner
Name:	Mark A. Wagner
Title:	President

WALGREEN EASTERN CO., INC.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN ARIZONA DRUG CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN HASTINGS CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President

WALGREEN CO.

By:	/s/ Richard Ashworth
Name:	Richard Ashworth
Title:	President, Pharmacy and Retail Operations

ALLIANCE BOOTS LUXEMBOURG S.à r.l

By:	/s/ Wolfgang Zettel
Name:	Wolfgang Zettel
Title:	Manager

By:	/s/ Stefan Lambert
Name:	Stefan Lambert
Title:	Manager

ALLIANCE BOOTS HOLDINGS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS UK HOLDCO 7 LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

SUPERIOR ACQUISITIONS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

ALLIANCE BOOTS INTERNATIONAL LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

ALLIANCE BOOTS LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS UK TOPCO LIMITED

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

AB ACQUISITIONS LUXCO 1 S.à r.l

By:	/s/ Wolfgang Zettel
Name:	Wolfgang Zettel
Title:	Manager

By:	/s/ Stefan Lambert
Name:	Stefan Lambert
Title:	Manager

ALLIANCE BOOTS GmbH

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

WALGREEN SWISS INTERNATIONAL GmbH

By:	/s/ Frank Standish
Name:	Frank Standish
Title:	Director

SUPERIOR HOLDINGS LIMITED

By:	/s/ Martin Delve
Name:	Martin Delve
Title:	Director

WALGREEN INTERNATIONAL S.à r.l

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR BERMUDA GP
By: Superior Luxco 3 S.à r.l, Partner

By:	/s/ Gwenaelle Cousin
Name:	Gwenaelle Cousin
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 3 S.à r.l

By:	/s/ Gwenaelle Cousin
Name:	Gwenaelle Cousin
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WALGREENS BOOTS ALLIANCE SCOTTISH LP
By: Superior Luxco 1 S.à r.l, Partner

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WBA 1 SCOTTISH LLP
By: Superior Luxco 1 S.à r.l, Partner

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 2 S.à r.l

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

SUPERIOR LUXCO 1 S.à r.l

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WALGREEN INVESTMENTS LUXEMBOURG SCS

By:	/s/ Jack Mudde
Name:	Jack Mudde
Title:	Manager

By:	/s/ Joseph H. Greenberg
Name:	Joseph H. Greenberg
Title:	Manager

WALGREEN INTERNATIONAL INVESTMENTS LLC

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President

WBA INVESTMENTS, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President

WALGREEN INVESTMENTS CO

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Vice President

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Jan Stern Reed
Name:	Jan Stern Reed
Title:	Senior Vice President, General Counsel and Corporate Secretary

ANNEX A

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

MANAGERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015.

Jason Dubinsky

Citizenship: United States

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Gordon Farquhar

Citizenship: United Kingdom

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Managing Director, Boots International

Dan Morrell

Citizenship: United States

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Marco Pagni

Citizenship: United Kingdom

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Global Chief Legal and Administrative Officer, Walgreens Boots Alliance, Inc.

WALGREENS PHARMACY STRATEGIES, LLC

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

BOND DRUG COMPANY OF ILLINOIS, LLC

MANAGERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all managers listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Mark A. Wagner, President

Present Principal Occupation: President, Business Operations, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Jan Stern Reed, Vice President & Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREEN EASTERN CO., INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Jan Stern Reed, Vice President & Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREEN ARIZONA DRUG CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREEN HASTINGS CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Alan Nielsen

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, Vice President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Amelia Legutki, Vice President

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Alan Nielsen, Treasurer

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Dan Morrell, Assistant Treasurer

Present Principal Occupation: Treasury Department, Walgreens Boots Alliance, Inc.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREEN CO.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens except for Alexander Gourlay, who is a citizen of the United Kingdom.

Richard Ashworth

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Mark A. Wagner

Present Principal Occupation: President, Business Operations, Walgreen Co.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens, except for Alexander Gourlay, who is a citizen of the United Kingdom.

Alexander Gourlay, President and Chief Executive Officer

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Richard Ashworth, President

Present Principal Occupation: President, Pharmacy and Retail Operations, Walgreen Co.

Linda Filler, President

Present Principal Occupation: President, Retail Products and Chief Merchandising and Marketing Officer, Walgreen Co.

Mark A. Wagner, President

Present Principal Occupation: President, Business Operations, Walgreen Co.

Abhi Dhar, Senior Vice President

Present Principal Occupation: Senior Vice President, Chief Information and Digital Officer, Walgreen Co.

Bradley M. Fluegel, Senior Vice President

Present Principal Occupation: Senior Vice President, Chief Healthcare Commercial Market Development Officer, Walgreen Co.

Alan Nielsen, Senior Vice President

Present Principal Occupation: Senior Vice President, Chief Financial Officer and Treasurer, Walgreen Co.

Jan Stern Reed, Senior Vice President

Present Principal Occupation: Senior Vice President, General Counsel and Secretary, Walgreens Boots Alliance, Inc.

Stevens J. Sainte-Rose, Senior Vice President

Principal Present Occupation: Senior Vice President and Chief Human Resources Officer, Walgreen Co.

Reuben E. Slone, Senior Vice President

Present Principal Occupation: Senior Vice President, Supply Chain, Retail and Pharmacy Renewal, Walgreen Co.

Jason Dubinsky, Assistant Treasurer

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

ALLIANCE BOOTS LUXEMBOURG S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 59, rue de Rollingergrund, L-2440 Luxembourg, Luxembourg. To the knowledge of WBA, all managers (gérants) listed below are citizens of the Federal Republic of Germany, except for Aidan Clare, who is a citizen of the Republic of Ireland.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Stefan Lambert

Present Principal Occupation: Manager, AVEGA S.à r.l.

Wolfgang Zettel

Present Principal Occupation: Manager, AVEGA S.à r.l.

ALLIANCE BOOTS HOLDINGS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

AB ACQUISITIONS UK HOLDCO 7 LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

SUPERIOR ACQUISITIONS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

ALLIANCE BOOTS INTERNATIONAL LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

ALLIANCE BOOTS LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

AB ACQUISITIONS UK TOPCO LIMITED

DIRECTORS

Unless otherwise noted, the business address for each person listed below is Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL.

Aidan Clare

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Frank Standish

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

AB ACQUISITIONS LUXCO 1 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 59, rue de Rollinggergrund, L-2440 Luxembourg, Luxembourg. To the knowledge of WBA, all managers (gérants) listed below are citizens of the Federal Republic of Germany, except for Aidan Clare, who is a citizen of the Republic of Ireland.

Aidan Clare

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Stefan Lambert

Present Principal Occupation: Manager, AVEGA S.à r.l.

Wolfgang Zettel

Present Principal Occupation: Manager, AVEGA S.à r.l.

ALLIANCE BOOTS GmbH

DIRECTORS

John Donovan

Business Address: Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: President, Walgreens Boots Alliance Development GmbH

Citizenship: United Kingdom

Frank Standish

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

WALGREENS SWISS INTERNATIONAL GmbH

DIRECTORS

John Donovan

Business Address: Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: President, Walgreens Boots Alliance Development GmbH

Citizenship: United Kingdom

Rene Gimenez

Business Address: Untermattweg 8, 3027 Bern, Switzerland

Present Principal Occupation: Director FP&A, Walgreens Boots Alliance Development GmbH

Citizenship: Italy

Frank Standish

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Vice President, Operating Affairs, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

SUPERIOR HOLDINGS LIMITED

DIRECTORS

Aidan Clare

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL

Present Principal Occupation: Senior Vice President and Global Treasurer, Walgreens Boots Alliance, Inc.

Citizenship: Republic of Ireland

Martin Delve

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Vice President, International Controller, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Mark Muller

Business Address: 1 Thane Road, Beeston, Nottingham NG90 1BS

Present Principal Occupation: Chief Financial officer of Boots UK & ROI, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

Dermid Strain

Business Address: 2 The Heights, Brooklands, Weybridge, Surrey, KT13 0NY

Present Principal Occupation: Director of Finance, Pharmaceutical Wholesale, Walgreens Boots Alliance, Inc.

Citizenship: United Kingdom

WALGREEN INTERNATIONAL S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Luxembourg.

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Vice President, Global M&A-Legal, Walgreens Boots Alliance, Inc.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

SUPERIOR LUXCO 3 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Luxembourg.

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Vice President, Global M&A-Legal, Walgreens Boots Alliance, Inc.

Citizenship: United States

SUPERIOR LUXCO 2 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Luxembourg.

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Vice President, Global M&A-Legal, Walgreens Boots Alliance, Inc.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

SUPERIOR LUXCO 1 S.à r.l.

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Luxembourg.

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Vice President, Global M&A-Legal, Walgreens Boots Alliance, Inc.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

WALGREEN INVESTMENTS LUXEMBOURG SCS

MANAGERS (GÉRANTS)

Unless otherwise noted, the business address for each person listed below is 46A, Avenue J.F. Kennedy, Luxembourg, L-1855, Luxembourg.

Gwenaelle Cousin

Present Principal Occupation: Team Leader, TMF Luxembourg SA

Citizenship: France

Joseph H. Greenberg

Business Address: c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015

Present Principal Occupation: Vice President, Global M&A-Legal, Walgreens Boots Alliance, Inc.

Citizenship: United States

Jack Mudde

Present Principal Occupation: Deputy Managing Director, TMF Luxembourg SA

Citizenship: The Netherlands

WALGREEN INTERNATIONAL INVESTMENTS LLC

MANAGERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all managers listed below are United States citizens.

Jason Dubinsky

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Jan Stern Reed

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WBA INVESTMENTS, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens.

Jason Dubinsky

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Jan Stern Reed

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREEN INVESTMENTS CO

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens.

Jason Dubinsky

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Jan Stern Reed

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Kimberly Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all officers listed below are United States citizens.

Kimberly Scardino, President

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Jan Stern Reed, Vice President and Secretary

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Jason Dubinsky, Vice President

Present Principal Occupation: Senior Vice President, CFO Planning and Central Operations, Walgreens Boots Alliance, Inc.

Claudio Moreno, Treasurer

Present Principal Occupation: Vice President, Global Treasury, Walgreens Boots Alliance, Inc.

Amelia Legutki, Assistant Secretary

Present Principal Occupation: Director/Tax Counsel and Assistant Secretary, Walgreen Co.

Collin Smyser, Assistant Secretary

Present Principal Occupation: Vice President and Assistant Corporate Secretary, Walgreens Boots Alliance, Inc.

WALGREENS BOOTS ALLIANCE, INC.

DIRECTORS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all directors listed below are United States citizens, except for Janice M. Babiak, who is a citizen of the United States and the United Kingdom; John A. Lederer, who is a citizen of Canada; Stefano Pessina, who is a citizen of Monaco; and Dominic Murphy, who is a citizen of the Republic of Ireland.

Janice M. Babiak

Present Principal Occupation: Former Managing Partner, Ernst & Young LLP

David J. Brailer, MD

Present Principal Occupation: Chairman, Health Evolution Partners

William C. Foote

Present Principal Occupation: Former Chairman and CEO, USG Corporation

Ginger L. Graham

Present Principal Occupation: President and CEO, Two Trees Consulting

John A. Lederer

Present Principal Occupation: Former President and CEO, US Foods

Dominic P. Murphy

Business Address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Present Principal Occupation: Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Stefano Pessina

Business address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Barry Rosenstein

Present Principal Occupation: Managing Partner, JANA Partners LLC

Leonard D. Schaeffer

Present Principal Occupation: Judge Robert Maclay Widney Chair and Professor, University of Southern California

Nancy M. Schlichting

Present Principal Occupation: CEO, Henry Ford Health System

James A. Skinner

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

OFFICERS

Unless otherwise noted, the business address for each person listed below is c/o Walgreens Boots Alliance, Inc., 108 Wilmot Road, Deerfield, Illinois 60015. To the knowledge of WBA, all executive officers listed below are United States citizens, except for George R. Fairweather, Alexander Gourlay, Marco Pagni and Simon Roberts, who are each citizens of the United Kingdom; Stefano Pessina and Ornella Barra, who are each citizens of Monaco; and Ken Murphy, who is a citizen of the Republic of Ireland.

James A. Skinner

Present Principal Occupation: Executive Chairman, Walgreens Boots Alliance, Inc.

Stefano Pessina

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice Chairman and Chief Executive Officer, Walgreens Boots Alliance, Inc.

Ornella Barra

Business Address: 24 Boulevard de Ténao, Monte Carlo, 98000 Monaco

Present Principal Occupation: Executive Vice President of Walgreens Boots Alliance, Inc. and President and Chief Executive Global Wholesale and International Retail

George R. Fairweather

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President and Global Chief Financial Officer, Walgreens Boots Alliance, Inc.

Alexander Gourlay

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Walgreen Co.

Ken Murphy

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President of Global Brands

Marco Pagni

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Global Chief Legal and Administrative Officer, Walgreens Boots Alliance, Inc.

Jan Stern Reed

Present Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary, Walgreens Boots Alliance, Inc.

Simon Roberts

Business Address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance and President of Boots

Kimberly R. Scardino

Present Principal Occupation: Senior Vice President, Global Controller and Chief Accounting Officer, Walgreens Boots Alliance, Inc.

Kathleen Wilson-Thompson

Present Principal Occupation: Executive Vice President and Global Chief Human Resources Officer, Walgreens Boots Alliance, Inc.